December 14, 2011

Via EDGAR and Federal Express

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Attention: Christian Windsor

Re:	Wintrust Financial Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed March 1, 2011
Form 10-Q for the period ended June 30, 2011,
Filed August 9, 2011
File No. 001-35077

Ladies and Gentlemen:

On behalf of Wintrust Financial Corporation, I am writing to request an extension in the time period to respond to your letter dated December 1, 2011. Pursuant to my conversation this morning with the staff, we are requesting an extension until Tuesday, December 20th.

If you have any questions regarding the foregoing, please feel free to contact me directly at (847) 615-4047. My fax number is (877)-873-5406, and my email address is lreategui@wintrust.com.

Sincerely,

/s/ Lisa J. Reategui

Lisa J. Reategui

Executive Vice President,

General Counsel & Corporate Secretary